VIA EDGAR CORRESPONDENCE

January 15, 2019

Deborah O’ Neal, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File No. 333-191019

Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. O’Neal:

We are writing in response to comments that you provided with respect to the Amendment filed with the Securities and Exchange Commission (“SEC”) on November 14, 2018 regarding a prospectus and a Statement of Additional Information with respect to a proposed new series of the Registrant, the ARK Fintech Innovation ETF (the “Fund”). On behalf of the Registrant, we have set out below the SEC staff’s (the “Staff”) comments along with the Registrant’s responses.

Prospectus

1.           Comment: With respect to the Fund’s fee table, the Staff does not believe that the Fund is permitted to show 0.00% in the “Other Expenses” line item because of a fee waiver and/or expense reimbursement arrangement. Please provide an estimate of the Fund’s “Other Expenses” in the fee table for the current fiscal year pursuant to Instruction 6(a) of Item 3 of Form N-1A. The Fund would be permitted to set up two line items in the fee table to show the total and net expenses if a fee waiver and/or expense reimbursement arrangement will be in place for at least one year from the effective date of the registration statement. Please disclose the period for which the fee waiver and/or expense reimbursement arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A. In addition, given that ARK Investment Management LLC (“Adviser”) has assumed certain expenses of the Fund pursuant to a Supervision Agreement, please review such Agreement to determine the circumstances by which it may be modified and whether, in light of the amendment procedure, whether the assumption of these expenses should in fact be reflected as a fee waiver line item.

Please also supplementally confirm whether the Fund’s investment adviser may recoup fees waived in prior years.

Response: There are no arrangements or agreements, oral or written, to waive fees and/or reimburse expenses of the Fund. The Registrant has entered into a Supervision Agreement with the Adviser pursuant to which the Fund will pay the Adviser a comprehensive unitary fee (“Management Fee”). In return for the Management Fee, the Adviser pays all expenses incurred by it in connection with its obligations under the Supervision Agreement, except certain specific expenses that are incurred by the Fund under the Supervision Agreement. The Adviser provides or causes to be furnished all supervisory and other services reasonably necessary for the operation of the Fund and also bears the costs of various third-party services required by the Fund, including administration, certain custody, audit, legal, transfer agency and printing costs. The Supervision Agreement also requires the Adviser to provide investment advisory services to the Fund pursuant to the Advisory Agreement.

The Fund pays the Adviser the Management Fee, which is reflected in the “Management Fee” line item of the Fund’s fee table, in return for providing investment advisory and supervisory services under this comprehensive structure. In addition, the Fund bears other fees and expenses that are not covered by the Supervision Agreement, such as taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses). We supplementally confirm that these other expenses are estimated to be 0.00% for the Fund’s first fiscal year; therefore, “Other Expenses” are shown as such, which we believe to be consistent with the Staff’s comment and Form N-1A. Furthermore, in light of the foregoing, we believe that the reflection of the Fund’s unitary fee structure in the “Management Fee” line item to be the appropriate disclosure, rather than adding line items regarding a fee waiver and/or expense reimbursement arrangement related to “Other Expenses.”

We hereby confirm that the Adviser does not currently have any arrangement or agreement in place to recoup fees waived in prior years.

2.           Comment: Please disclose whether the Fund’s “Example” takes into account the waiver and/or reimbursement of any fees and/or expenses. If so, please also disclose that the fee waiver and/or expense reimbursement arrangement is taken into account only in a year where the waiver and/or reimbursement is in effect.

Response: We respectfully acknowledge the comment; however, there are currently no fee waiver and/or expense reimbursement arrangements in place with respect to the Fund.

3.           Comment: With respect to the Fund’s 80% test, the disclosure indicates that the Fund invests “in domestic and foreign equity securities of companies that are relevant to the Fund’s investment theme of financial technology (‘Fintech’) innovation.” Separately, the Fund’s disclosure also provides that “[t]he Adviser believes that companies engaged in this theme are those that rely on or benefit from the development of new products or services, technological improvements and advancements in research (‘Fintech Innovation Companies’).” The Staff believes disclosing that the Fund will invest in companies “engaged” in Fintech is more definitive than stating that the Fund will invest in those companies “relevant” to Fintech; please consider revising the disclosure consistent with the foregoing. Furthermore, please revise the latter disclosure to more precisely define Fintech Innovation Companies. Specifically, the Staff believes that many companies “rely on or benefit from the development of new products or services, technological improvements and advancements in research.”

Response: The disclosure will be revised accordingly.

4.           Comment: Please revise the Fund’s disclosure to more clearly articulate how the Adviser determines a company to be a Fintech Innovation Company (e.g., by disclosing that a Fintech Innovation Company must derive a certain amount of its profits and/or revenues from Fintech-related activities).

Response: We respectfully acknowledge the comment; however, we believe the existing disclosure appropriately clarifies the scope of the Adviser’s considerations in determining whether a Fintech Innovation Company constitutes such. Specifically, the existing disclosure states that Fintech Innovation Companies are “[c]ompanies that the Adviser believes are focused on and expected to benefit from the shifting of the financial sector and economic transactions to technology infrastructure platforms, and technological intermediaries. FinTech Innovation Companies may also develop, use or rely on innovative payment platforms and methodologies, point of sale providers, transactional innovations, business analytics, fraud reduction, frictionless funding platforms, peer-to-peer lending, blockchain1 technologies, intermediary exchanges, asset allocation technology, mobile payments, and risk pricing and pooling aggregators.” Furthermore, we believe that the foregoing is consistent with the Fund’s obligation under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), which requires that the Fund invest at least 80% of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund’s name. We note that the adopting release to Rule 35d-1 discusses consideration of profits and/or revenues of a company in context of funds with names that suggest that they focus their investments in a particular country or in a particular geographic region.

5.           Comment: Please revise the Fund’s disclosure to define “disruptive innovation.”

Response: The disclosure will be revised accordingly.

6.           Comment: Please revise the Fund’s disclosure to more precisely explain how the Adviser selects companies relevant to Fintech innovation “that are enabling the further development of a theme in the markets in which they operate.” The Staff notes that, broadly read, the foregoing disclosure could be understood to mean any theme, whether or not attenuated to Fintech.

Response: The disclosure will be revised accordingly.

7.           Comment: Please supplementally confirm that the Fund will not directly or indirectly invest in cryptocurrency.

Response: We hereby confirm that the Fund will not directly or indirectly invest in cryptocurrency.

 8.          Comment: Please supplementally confirm that the Adviser will consider a Fintech Innovation Company that qualifies as such through the development or use of, or reliance on, blockchain technologies as one that has substantial nexus to these technologies.

Response: We hereby confirm the Fintech Innovation Companies that qualify as such through the development or use of, or reliance on, blockchain technologies will have a substantial nexus to these technologies.

9.           Comment: Please supplementally confirm whether the Adviser will consider the Fund’s investments in peer-to-peer lending platforms as liquid; if so, please supplementally explain the rationale therefor.

Response: We hereby confirm that the Adviser will consider the Fund’s investments in certain companies that facilitate peer-to-peer lending platforms as liquid. The Fund will not invest in the actual loans of the peer-to-peer platforms. The Fund’s investments in such companies that facilitate peer-to-peer lending platforms are long-only equity securities that the Adviser reasonably expects can be converted to cash within seven calendar days in accordance with the newly adopted Rule 22e-4 under the 1940 Act.

10.         Comment: Please revise the following disclosure to refer to the Adviser’s highest-conviction investment ideas: “The Adviser will select investments for the Fund that represent its highest-conviction investment ideas within the theme of Fintech innovation, as described above, in constructing the Fund’s portfolio.” Please also revise the foregoing disclosure to more fully explain what is meant by “highest-conviction investment ideas.”

Response: The disclosure will be revised accordingly.

11.          Comment: Please revise the Fund’s disclosure to clarify what criteria the Adviser will consider when concentrating in a specific industry or group of industries and under what circumstances the Fund will be concentrated in an industry or group of industries.

Response: The disclosure will be revised accordingly.

12.         Comment: Please revise the Fund’s “Market Trading Risk” to disclose that that an active trading market may not be developed or maintained in times of market stress and that, should market makers or Authorized Participants not be available to transact in Fund shares, there may be variances between the price and net asset value of Fund shares.

Response: The disclosure will be revised accordingly, except that we do not intend to add the requested latter disclosure given that the Fund’s existing “Authorized Participants Concentration Risk” provides the following: “The Fund has a limited number of financial institutions that may act as Authorized Participants (‘APs’) on an agency basis (i.e., on behalf of other market participants). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may possibly trade at a discount to net asset value (“NAV”). The AP risk may be heightened in the case of ETFs investing internationally because international ETFs often require APs to post collateral, which only certain APs are able to do).”

13.         Comment: Please consider revising the Fund’s principal risk disclosure to order such risks by importance, rather than alphabetically.

Response: The disclosure will be revised accordingly.

14.         Comment: Please revise the Fund’s “Communications Sector Risk” to use a term other than “concentrated.”

Response: The disclosure will be revised accordingly.

15.         Comment: Please revise the Fund’s disclosure so that the following sentence currently appearing in “Financial Technology Risk” also appears in the section of the prospectus entitled “Principal Investment Strategies”: “A FinTech company may not currently derive any revenue, and there is no assurance that a FinTech company will derive any revenue from innovative technologies in the future.”

Response: The disclosure will be revised accordingly.

16.         Comment: Please revise the Fund’s disclosure to include the following:

International Closed-Market Trading Risk.  Because certain of the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund Shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), likely resulting in premiums or discounts to NAV that may be greater than those experienced by ETFs that do not invest in foreign securities.

Response: The disclosure will be revised accordingly.

17.         Comment: Please supplementally explain the rationale for permitting investments in BBB-rated bonds as a temporary defensive position or, alternatively, revise the Fund’s disclosure.

Response: The Fund’s disclosure will be revised to delete the reference to investments in BBB-rated bonds as a temporary defensive position.

18.          Comment: Please supplementally confirm that derivatives will not be used to execute the Fund’s principal investment strategies.

Response: We hereby confirm that derivatives will not be used to execute the Fund’s principal investment strategies.

19.         Comment: Please supplementally confirm that those expenses not assumed by the Adviser under the Supervision Agreement described in the section of the prospectus entitled “Management of the Fund” are not expected to exceed one basis point.

Response: We hereby confirm that those expenses not assumed by the Adviser under the Supervision Agreement described in the section of the prospectus entitled “Management of the Fund” are not expected to exceed one basis point.

20.         Comment: Please revise the Fund’s disclosure in the sixth paragraph of the section of the prospectus entitled “Management of the Fund” to include the period or fiscal year covered by the applicable shareholder report.

Response: The disclosure will be revised accordingly.

Statement of Additional Information

21.         Comment: Please revise the Fund’s disclosure to include intra-day NAV (“INAV”) risk disclosure and explain how the INAV is calculated (e.g., portfolio-level or by a basket, whether operating expenses or other accruals are included in the INAV and what types of values are used for the underling holdings (e.g., for international ETFs, stale prices from closed markets updated for currency changes)).

Response: The disclosure will be revised accordingly.

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We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai

Allison Fumai